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02019075

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49514

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atlantic Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

434 Fayetteville St. Mall, Suite 1100
(No. and Street)

(City)	(State)	(Zip Code)
Raleigh	NC	27601

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Glenn W. Melhorn — 919-833-1231 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLC
(Name — *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
P.O. Box 18068	Raleigh	NC	27619

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 3-21-02

OATH OR AFFIRMATION

I, Glenn W. Melhorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Captial Securities, LLC, as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

STATE OF NC
COUNTY OF WAKE

Glen W. Melhorn
Signature

Fin Op
Title

Geneva Carol Holder
Notary Public
My Comm Expires 9/18/02

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Atlantic Capital Securities, LLC:

We have audited the accompanying balance sheets of Atlantic Capital Securities, LLC as of December 31, 2001 and 2000, and the related statements of revenues, expenses and members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor Tillery & Roberts, LLP

February 11, 2002

ATLANTIC CAPITAL SECURITIES, LLC

Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 69,419	96,393
Accounts receivable	1,784	-
Total current assets	71,203	96,393
Investment	3,300	3,300
Total assets	$ 74,503	99,693
Liabilities and Members' Equity		
Current liabilities-commissions payable	4,144	4,144
Members' equity	70,359	95,549
Total liabilities and members' equity	$ 74,503	99,693

See accompanying notes to financial statements.

ATLANTIC CAPITAL SECURITIES, LLC

Statements of Revenues, Expenses and Members' Equity

Years ended December 31, 2001 and 2000

	2001	2000
Revenues	$ 81,085	52,001
Operating expenses:		
Registration and fees	4,747	3,439
Insurance	1,199	964
Professional fees	5,376	1,542
Miscellaneous	151	876
	11,474	6,821
Operating income	69,611	45,180
Other income - interest	199	260
Net income	69,810	45,440
Members' equity, beginning of year	95,549	80,504
Members' withdrawals	(95,000)	(30,395)
Members' equity, end of year	$ 70,359	95,549

See accompanying notes to financial statements.

ATLANTIC CAPITAL SECURITIES, LLC

Statements of Cash Flow

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 69,810	45,440
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(1,784)	10,003
Net cash provided by operating activities	68,026	55,443
Cash used in investing activities-purchase of investment	-	(3,300)
Cash used in financing activities-member withdrawals	(95,000)	(30,395)
Net (decrease) increase in cash and cash equivalents	(26,974)	21,748
Cash and cash equivalents, beginning of year	96,393	74,645
Cash and cash equivalents, end of year	$ 69,419	96,393

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Atlantic Capital Securities, LLC, under the laws of the state of North Carolina on July 17, 1996, to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Atlantic Capital Securities, LLC in North Carolina and is licensed to operate in six states. It operates in states other than North Carolina primarily through independent representatives.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2001 and 2000.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

Atlantic Capital Securities, LLC has an agreement with Atlantic Capital Management (a member of the Company) whereby Atlantic Capital Management provides office space and management services at no charge.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net Capital of $63,059 which was $58,059 in excess of required net capital and its ratio of aggregate indebtedness to net capital was 0.07 to 1.

(4) Investment

The investment was acquired in 2000 and represents warrants in an entity that is currently non-public. The investment is carried at cost, which approximates fair value.

ATLANTIC CAPITAL SECURITIES, LLC

Supplemental Schedules of Changes in Members' Equity

Years ended December 31, 2001 and 2000

	2001	2000
Members' equity, beginning of year	$ 95,549	80,504
Net income	69,810	45,440
Member withdrawals	(95,000)	(30,395)
Members' equity, end of year	$ 70,359	95,549

ATLANTIC CAPITAL SECURITIES, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001 and 2000

	2001	2000
Total assets	$ 74,503	99,693
Deduct: Aggregate indebtedness	(4,144)	(4,144)
Net worth	70,359	95,549
Add: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-allowable assets	(4,000)	(7,300)
Deduct: Concessions	(3,300)	-
Deduct: Securities haircuts	-	-
Net capital	$ 63,059	88,249
Capital requirements:		
Broker-dealer	$ 5,000	5,000
Net capital in excess of requirements	58,059	83,249
Net capital as above	$ 63,059	88,249
Net capital per December 31 Focus report	$ 63,059	88,249
Adjustments	-	-
Adjusted net capital, December 31	$ 63,059	88,249

ATLANTIC CAPITAL SECURITIES, LLC

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001 and 2000

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Members
Atlantic Capital Securities, LLC:

In planning and performing our audit of the financial statements of Atlantic Capital Securities, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts, cash disbursements and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 11, 2002

ATLANTIC CAPITAL SECURITIES, LLC

Financial Statements

December 31, 2001 and 2000

and Internal Control Report